UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

China Security & Surveillance Technology, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

16942J105
(CUSIP Number)

Tu Guo Shen
13/F, Shenzhen Special Zone Press Tower
Shennan Road
Futian, Shenzhen, 518034
China
(86) 755-8351-0888

With copies to:
Michael V. Gisser
Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004
China
(86) 10 6535-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16942J105

1.	NAME OF REPORTING PERSON: WHITEHORSE TECHNOLOGY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	16942J105

1.	NAME OF REPORTING PERSON: TU GUO SHEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES1 ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

________________________

1 The aggregate amount includes the shares of Common Stock that are (i) beneficially owned by the Rollover Shareholders (as defined in Item 3 below) and (ii) subject to the Rollover Agreement (as defined in Item 3 below), but does not include any other shares of Common Stock that may be owned by the Rollover Shareholders other than Mr. Tu, which information is not available to the Reporting Persons.

CUSIP No.	16942J105

1.	NAME OF REPORTING PERSON: INTELLIGENT ONE LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	16942J105

1.	NAME OF REPORTING PERSON: RIGHTMARK HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

Introductory Note

This Amendment No. 8 (“Amendment No. 8”) is filed with respect to China Security & Surveillance Technology, Inc. (the “Company” or “Issuer”) by Whitehorse Technology Limited, a company organized and existing under the laws of the British Virgin Islands (“Whitehorse”), Mr. Tu Guo Shen (“Mr. Tu”), Intelligent One Limited, a company organized and existing under the laws of the British Virgin Islands (“Intelligent One”), and Rightmark Holdings Limited, a company organized and existing under the laws of the British Virgin Islands (“Rightmark”, and together with Whitehorse, Mr. Tu and Intelligent One, the “Reporting Persons”).  This Amendment No. 8 amends and supplements the schedule, as amended and supplemented to date, with respect to the Company filed by the Reporting Persons with the Securities and Exchange Commission on Schedule 13D (as amended and supplemented by Amendment No. 1 through No. 7, the “Original Schedule 13D”).  Except as provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Original Schedule 13D

Item 4.   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 16, 2011, pursuant to the terms of the Amended and Restated Merger Agreement, and upon satisfaction of the conditions set forth therein, Merger Sub was merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and an wholly owned subsidiary of Parent.  Except as described in the next sentence, at the effective time of the Merger (the “Effective Time”), on September 16, 2011, by virtue of the Merger, each share of the Company’s common stock (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time were cancelled in exchange for the right to receive $6.50 in cash without interest, except for shares owned by (i) Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares contributed to Parent by Mr. Guoshen Tu and certain other senior members of the management immediately prior to the Effective Time, (ii) the Company or any direct or indirect wholly owned subsidiary of the Company and (iii) stockholders who have properly exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law. In addition, each warrant to purchase shares of the Company Common Stock issued and outstanding at the Effective Time was cancelled and, in exchange therefor, converted into the right to receive a cash payment (without interest) equal to the product of (i) the excess of $6.50 over the exercise price per share of common stock of such warrant and (ii) the number of shares of Company Common Stock subject to such warrant; provided, that if the exercise price of any such warrant is equal to or greater than $6.50, such warrant was canceled without any cash payment being made in respect thereof.

At the Effective Time, by virtue of the Merger, each share of Company Common Stock owned by (i) Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares contributed to Parent by Mr. Guoshen Tu and certain other senior members of the management immediately prior to the Effective Time, (ii) the Company or any direct or indirect wholly owned subsidiary of the Company, was canceled without consideration therefor.  As a result of the Merger, the Company no longer has outstanding securities registered under Section 12 of the Exchange Act.

At the Effective Time, by virtue of the Merger, each issued and outstanding share of capital stock of Merger Sub was converted into one newly issued share of common stock, par value $0.0001 per share (the “Private Stock”), of the Surviving Corporation.  The Private Stock is not registered under Section 12 of the Exchange Act.

As a result of these transactions, the Reporting Person no longer beneficially owns any shares of Company Common Stock.

Item 5.  Interest in Securities of the Issuer

Items 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date of this Amendment No. 8, the Reporting Persons do not beneficially own any shares of Company Common Stock.

(b) As of the date of this Amendment No. 8, the Reporting Persons do not beneficially own any shares of Company Common Stock. As such, the Reporting Persons do not have any voting power or dispositive power over any shares of Company Common Stock.

(c) Except for the transactions described in Item 4, none of the Reporting Persons effected any transactions in the Company Common Stock during the past 60 days.

(e) As of the date of this Amendment No. 8, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Company Common Stock.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 8 is true, complete and correct.

Dated:     September 16, 2011

Tu Guo Shen

/s/ Tu Guo Shen
Name:	Tu Guo Shen

Whitehorse Technology Limited

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen
Title:	Director

Intelligent One Limited

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen
Title:	Director

Rightmark Holdings Limited

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen
Title:	Director